                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1999
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from          to
                                           --------     --------

                         Commission file number 1-13926

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
              DIAMOND OFFSHORE DEFINED CONTRIBUTION RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 DIAMOND OFFSHORE DRILLING, INC.
                 15415 KATY FREEWAY
                 HOUSTON, TEXAS  77094

                              REQUIRED INFORMATION

Item 4.

         The financial statements and schedules of the Diamond Offshore Defined Contribution Retirement Plan for the fiscal year ended December 31, 1999 (attached)


Exhibits

23.1     Consent of Deloitte & Touche LLP

                   AUDITED FINANCIAL STATEMENTS AND SCHEDULES

              DIAMOND OFFSHORE DEFINED CONTRIBUTION RETIREMENT PLAN


                   Years ended December 31, 1999 and 1998 and
             Supplemental Schedules for Year ended December 31, 1999
                       with Report of Independent Auditors

              DIAMOND OFFSHORE DEFINED CONTRIBUTION RETIREMENT PLAN

                   Audited Financial Statements and Schedules

                     Years ended December 31, 1999 and 1998



                                    CONTENTS



Report of Independent Auditors...................................................................  1

Financial Statements

Statements of Net Assets Available for Benefits, December 31, 1999 and 1998......................  2
Statements of Changes in Net Assets Available for Benefits for the Years ended
          December 31, 1999, 1998 and 1997.......................................................  3
Notes to Financial Statements....................................................................  4

ERISA Supplemental Schedules

Schedule of Assets Held for Investment Purposes at End of Year, December 31, 1999................  7

Schedules other than those listed above have been omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


TO THE PARTICIPANTS AND ADMINISTRATIVE COMMITTEE
     OF THE DIAMOND OFFSHORE DEFINED CONTRIBUTION
     RETIREMENT PLAN
HOUSTON, TEXAS


We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore Defined Contribution Retirement Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1999, 1998 and 1997 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year, December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP
June 16, 2000

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                      DIAMOND OFFSHORE DEFINED CONTRIBUTION
                                 RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                             DECEMBER 31,
                                                                    --------------------------
                                                                        1999          1998
                                                                    ------------  ------------

INVESTMENTS AT FAIR VALUE:
      Mutual funds ..............................................   $ 88,437,584  $ 62,859,786
      Company stock .............................................      2,552,069     1,419,733
                                                                    ------------  ------------
                Total investments ...............................     90,989,653    64,279,519

CONTRIBUTIONS RECEIVABLE:
      Employee ..................................................        654,669       768,666
      Employer ..................................................      1,531,022     1,640,115
                                                                    ------------  ------------
                Total contributions receivable ..................      2,185,691     2,408,781

LOANS TO PARTICIPANTS ...........................................      3,597,285     2,882,871

OTHER ASSETS ....................................................          7,021         2,942
                                                                    ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS ...............................   $ 96,779,650  $ 69,574,113
                                                                    ============  ============


                       SEE NOTES TO FINANCIAL STATEMENTS.

                      DIAMOND OFFSHORE DEFINED CONTRIBUTION
                                 RETIREMENT PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS


                                                                                  YEAR ENDED DECEMBER 31,
                                                                      ------------------------------------------------
                                                                          1999              1998              1997
                                                                      ------------      ------------      ------------

INVESTMENT INCOME:
  Dividends and interest ........................................     $  5,350,459      $  3,740,948      $  2,938,430
  Net appreciation in fair value of investments .................       12,142,679         2,124,346         3,659,059
                                                                      ------------      ------------      ------------
        Total investment income .................................       17,493,138         5,865,294         6,597,489

CONTRIBUTIONS:
  Employee ......................................................        8,867,035         8,389,378         4,680,340
  Employer ......................................................        6,435,106         5,786,246         6,477,438
  Rollover ......................................................           20,919           334,664        11,231,765
                                                                      ------------      ------------      ------------
        Total contributions .....................................       15,323,060        14,510,288        22,389,543
                                                                      ------------      ------------      ------------
        Total additions .........................................       32,816,198        20,375,582        28,987,032
                                                                      ------------      ------------      ------------

DEDUCTIONS:
  Benefit payments ..............................................       (5,346,395)       (3,631,644)       (4,362,444)
  Miscellaneous expenditures ....................................         (264,266)         (149,569)          (16,541)
                                                                      ------------      ------------      ------------
        Total deductions ........................................       (5,610,661)       (3,781,213)       (4,378,985)
                                                                      ------------      ------------      ------------

NET INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS ..................................................       27,205,537        16,594,369        24,608,047

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period ...........................................       69,574,113        52,979,744        28,371,697
                                                                      ------------      ------------      ------------
  End of period .................................................     $ 96,779,650      $ 69,574,113      $ 52,979,744
                                                                      ============      ============      ============


                       SEE NOTES TO FINANCIAL STATEMENTS.

             DIAMOND OFFSHORE DEFINED CONTRIBUTION RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

1.  ORGANIZATION

         The Diamond Offshore Defined Contribution Retirement Plan (the "Plan") was established effective July 1, 1989. Effective January 1, 1997, Diamond Offshore Drilling, Inc. (the "Company") merged the Arethusa Off-Shore Company Profit Sharing Plan (the "Arethusa Plan") with and into the Plan. Net assets available for benefits for the Arethusa Plan were $10,731,913 as of December 31, 1996. In connection with this merger, the Plan changed trustees from The Dreyfus Trust Company ("Dreyfus") to The Scudder Trust Company ("Scudder") effective January 1, 1997. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code (the "IRC") and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a)(27) of the IRC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ACCOUNTING BASIS - The financial statements of the Plan are prepared using the accrual basis of accounting.

         INVESTMENTS - Investments are reported in the financial statements at fair value.

         TRUSTEE FEES - Normal recurring trustee fees are paid by the Company, the Plan's sponsor. Fees paid by the Company were $47,329 and $49,314 for the years ended December 31, 1999 and 1998, respectively.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the Plan income and expenses during the reporting period. Actual results could differ from these estimates.

3.  DESCRIPTION OF PLAN

         The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution retirement plan for U.S. employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the IRC.

         ADMINISTRATION - The Plan is administered by an administrative committee appointed by the President of the Company.

         PARTICIPANTS - Prior to July 1, 1997, any employee of the Company became a participant of the Plan on the first quarterly entry date (January 1, April 1, July 1 or October 1) following the completion of one year of service. From July 1, 1997 through December 31, 1998, an employee of the Company became a participant of the Plan beginning in the month following the completion of a 90-day service period. The Plan was amended effective January 1, 1999. All U.S. employees as of December 31, 1998 became eligible to participate in the Plan as of January 1, 1999. Employees with an original hire date on or after January 1, 1999 will become a participant of the Plan one year from the date of hire.

         CONTRIBUTIONS - The Company makes a profit sharing contribution equal to 3.75% of the employee's qualified yearly earnings and a matching contribution equal to 25% for every percent the employee contributes up to a maximum of 6%. In 1999 and 1998, Company contributions were made quarterly. In addition, each participant may make voluntary contributions of up to 15% of his or her annual compensation, as defined by the Plan. Employee contributions are made through payroll deductions.

      INVESTMENT FUNDS - The following investment options are available to plan participants:

                  Scudder Stable Value Funds: This collective investment trust invests in high-quality instruments, including guaranteed investment contracts, bank investment contracts, money market instruments and synthetic contracts.

                  Scudder Income Fund: This fund invests primarily in high-grade corporate bonds, convertible bonds and government securities.

                  Scudder Balanced Fund: This fund invests in common stocks of companies that the fund's advisor believes offer the potential for above-average growth of earnings, cash flow or assets relative to the overall market.

                  Scudder Growth & Income Fund: This fund's primary investments are income-producing common and preferred stocks of established companies.

                  Scudder Stock Index Fund: This collective investment trust invests in common stocks of companies listed in the S&P 500. The trust may invest in all 500 stocks or in other mutual funds that approximately mirror the S&P 500 in their weightings.

                  MFS Research Fund A: This fund invests in common stocks or securities convertible into common stocks of companies believed to possess better-than-average prospects for long-term growth.

                  Templeton Foreign Fund I: This fund generally invests in common stock, although it may also invest in preferred stocks and certain debt securities, rated or unrated.

                  Putnam New Opportunities Fund A: This fund invests primarily in common stocks in the following sectors: personal communications, environmental services, media/entertainment, medical technology/medical cost containment, applied advanced technology, value-oriented consuming and personal finance.

                  Diamond Offshore Drilling, Inc. Common Stock: This fund invests in the common stock of the Company and reinvests dividends of the Company's stock, if any, into additional shares of the Company.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the Company's and the participant's contributions and an allocation of the Plan's earnings. Allocations are based primarily on account balances at specified dates as provided under the terms of the Plan.

         VESTING - Each participant has at all times a fully vested and nonforfeitable interest in their contributions, the earnings thereon, and contributions made by the Company. Prior to January 1, 1999, matching contributions made by the Company to participant accounts were vested 100% after five years of service.

         FORFEITURES - Forfeitures are applied to reduce the Company contributions to the Plan.

         LOANS - Participants may borrow from his or her account up to the lessor of (i) one-half of the vested value of their accounts or (ii) $50,000.

         PAYMENT OF BENEFITS - Upon separation of service, each participant may elect to receive the entire account balance in a lump sum payment. As of December 31, 1999 and 1998, amounts payable to participants who had terminated or withdrawn from the Plan were $251,151 and $86,255, respectively.

4. The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 1999 and 1998:

                                                                        PRINCIPAL
                                                                        AMOUNT OR
                                                                        NUMBER OF
                                                                         UNITS OR            FAIR
      DESCRIPTION OF INVESTMENT                                           SHARES             VALUE

      Scudder Stable Value Fund                                       25,186,497.932       $25,186,498
      Scudder Growth and Income Fund                                     553,558.134        14,774,467
      MFS Research Fund A                                                493,508.500        14,242,655
      Putnam New Opportunities Fund A                                    273,845.426        24,908,980


5.  PLAN TERMINATION

         Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan by the Company, the trustee will distribute to each participant the amounts credited to his or her account. No amount will revert to the Company in the event of the Plan's termination.

6.  FEDERAL INCOME TAXES

         The Plan obtained a favorable tax determination letter from the Internal Revenue Service ("IRS") dated February 25, 1997. It is the opinion of the Plan administrative committee that the Plan has met, and continues to meet, all necessary IRS requirements exempting it from federal income taxes; therefore, no provision for income taxes has been made.

             DIAMOND OFFSHORE DEFINED CONTRIBUTION RETIREMENT PLAN

                           SCHEDULE OF ASSETS HELD FOR
                               INVESTMENT PURPOSES
                                December 31, 1999






         IDENTITY OF ISSUE                                  DESCRIPTION                                     CURRENT VALUE

 Scudder Stable Value Fund                       Mutual Fund                                                  $ 25,186,498

 Scudder Income Fund                             Mutual Fund                                                     1,559,484

 Scudder Balanced Fund                           Mutual Fund                                                     1,009,022

 Scudder Growth and Income Fund                  Mutual Fund                                                    14,774,467

 Scudder Stock Index Fund                        Mutual Fund                                                     2,527,839

 MFS Research Fund A                             Mutual Fund                                                    14,242,655

 Templeton Foreign Fund I                        Mutual Fund                                                     4,228,639

 Putnam New Opportunities Fund A                 Mutual Fund                                                    24,908,980

 *Diamond Offshore Drilling, Inc.                Common Stock, par value $0.01                                   2,552,069

 *Participant Loans                              Loans to participants, bearing interest of
                                                 Prime +1.0%, with varying maturity dates                        3,597,285
                                                                                                              ------------

            TOTAL                                                                                             $ 94,586,938
                                                                                                              ============



*Party in interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore Defined Contribution Retirement Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 28th day of June, 2000.




                                   By:     /s/ Robert L. Charles
                                   Name:   Robert L. Charles
                                   Title:  Administrative Committee Member

                                  EXHIBIT INDEX

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------

 23.1           Consent of Independent Auditors